UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

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                            The Cosmetic Center, Inc.
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                                (Name of Issuer)

                              Class C Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    221234305
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                                 (CUSIP Number)

                              Frank B. Reilly, Esq.
                Gibbons, Del Deo, Dolan, Griffinger & Vecchione,
                     One Riverfront Plaza, Newark NJ 07102
                                 (973) 596-4661
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 10, 1998
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             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [ ].


                               Page 1 of 10 Pages

CUSIP NO. 221 234 305                                         Page 2 of 10 Pages


--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Prestige I, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                              OO
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
                                          8,479,335
                                ------------------------------------------------
  SHARES BENEFICIALLY OWNED        8      SHARED VOTING POWER


                                ------------------------------------------------
      BY EACH REPORTING            9      SOLE DISPOSITIVE POWER

                                          8,479,335
                                ------------------------------------------------
        PERSON WITH               10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,479,335
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      84.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                       PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221 234 305                                         Page 3 of 10 Pages


--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Prestige Holdings I, L.L.C.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       OO
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New Jersey
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
                                          8,479,335
                                ------------------------------------------------
  SHARES BENEFICIALLY OWNED        8      SHARED VOTING POWER


                                ------------------------------------------------
      BY EACH REPORTING            9      SOLE DISPOSITIVE POWER

                                          8,479,335
                                ------------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,479,335
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      84.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                       OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221 234 305                                         Page 4 of 10 Pages


--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            York Management Services, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       OO
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
                                          8,479,335
                                ------------------------------------------------
  SHARES BENEFICIALLY OWNED        8      SHARED VOTING POWER


                                ------------------------------------------------
      BY EACH REPORTING            9      SOLE DISPOSITIVE POWER

                                          8,479,335
                                ------------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,479,335
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      84.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221 234 305                                         Page 5 of 10 Pages


--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            William F. Taggart
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       OO
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
                                          8,479,335
                                ------------------------------------------------
  SHARES BENEFICIALLY OWNED        8      SHARED VOTING POWER


                                ------------------------------------------------
      BY EACH REPORTING            9      SOLE DISPOSITIVE POWER

                                          8,479,335
                                ------------------------------------------------
        PERSON WITH               10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,479,335
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      84.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221 234 305                                         Page 6 of 10 Pages

Item 1.       Security and Issuer

              The class of equity securities to which this statement relates is the Class C Common Stock (the "Common Stock") of The Cosmetic Center, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 8700 Robert Fulton Drive, Columbia, Maryland 21046.



Item 2.       Identity and Background

(a) This statement is filed on behalf of the following persons: (i) Prestige Holdings I, L.P. (the "Limited Partnership"), a Delaware limited partnership,
(ii) the general partner of the Limited Partnership, Prestige I, L.L.C. (the "General Partner"), a New Jersey limited liability company, (iii) York Management Services, Inc. ("York"), a New York corporation that controls the General Partner and (iv) William F. Taggart, who controls York.

                  In accordance with General Instructions C for complying with
Schedule 13D, the information called for by Items 2 through 6, inclusive, is also provided with respect to Mr. Gary A. Nacht, who is a member of the General Partner and an officer of York.



Prestige Holdings I, L.P. - The Limited Partnership

                  The address of the principal business offices of the Limited Partnership is 764 Easton Avenue, Suite #8, Somerset, New Jersey 08873. The principal business of the Limited Partnership is a management company.

Prestige I, L.L.C. - The General Partner

                  The address of the principal business offices of the General Partner is 764 Easton Avenue, Suite #8, Somerset, New Jersey 08873. The principal business of the General Partner is an investment company.

York Management Services, Inc.

                  The address of the principal business offices of York is 764 Easton Avenue, Suite #8, Somerset, New Jersey 08873. The principal business of York is an investment and management company.



(b) and (c) The business address of Mr. Taggart and Mr. Nacht is York Management Services, Inc., 764 Easton Avenue, Suite #8, Somerset, New Jersey 08873.

(d)  None.

(e)  None.

(f) Messrs. Taggart and Nacht are United States citizens.

CUSIP NO. 221 234 305                                         Page 7 of 10 Pages

Item 3.       Source and Amount of Funds or Other Consideration

                  On December 10, 1998, Revlon Consumer Products Corporation, a Delaware corporation ("Revlon") and the Limited Partnership executed a Contribution Agreement (the "Contribution Agreement") pursuant to which Revlon contributed to the Limited Partnership all of its 8,479,335 shares of the Issuer's Common Stock (the "Contributed Shares"), and certain obligations owed by the Issuer to Revlon representing advances of cash and other assets from Revlon to the Issuer for working capital and inventory. In exchange for such contribution, Revlon received a limited partnership interest in the Limited Partnership. As a result, no cash was used by the Limited Partnership to acquire the Contributed Shares.



Item 4.       Purpose of Transaction

                  The acquisition of the Contributed Shares was made for investment purposes. Pursuant to the Contribution Agreement, the Limited Partnership acquired beneficial ownership of the Contributed Shares, or approximately 84.7% of the issued and outstanding capital stock of the Issuer. The Limited Partnership is comprised of the General Partner and two limited partners, Revlon and Prestige II, L.L.C., a Delaware limited liability corporation which is controlled by Mr. Taggart. The General Partner has sole responsibility for the management and policies of the Limited Partnership.

                  Simultaneously with the closing of the transactions contemplated by the Contribution Agreement (the "Closing"), eight members of the Issuer's Board of Directors (Messrs. Levin, Fox, Fellows, Nichols, Halperin, Drapkin, Dinkins and Rosenthal) resigned from their positions as Directors of the Issuer effective ten days after the date the Issuer's Schedule 14F was mailed to the stockholders of record of the Issuer and transmitted to the Securities and Exchange Commission. At the Closing, two individuals designated by the Limited Partnership became Directors of the Issuer (the "Limited Partnership Designees").

                  Pursuant to the Contribution Agreement, the Issuer's Bylaws were amended to require the affirmative vote of at least 85% of the Directors present at a meeting for meetings of the Board of Directors (but not committees thereof) where a quorum is present in order to take action and to provide that a quorum for meetings of the Board (but not committees thereof) requires that at least 85% of the entire Board be present. In addition, pursuant to the Contribution Agreement, all of the members of the Executive Committee of the Board of Directors were removed and replaced by Ms. Mary Elizabeth Burton and the two Limited Partnership Designees.



Item 5.       Interest in Securities of the Issuer

               According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1998, the Issuer has 10,025,601 shares of Common Stock outstanding as of September 26, 1998.

              (a) The Limited Partnership beneficially owns 8,479,335 shares of the Issuer's Common Stock, or approximately 84.7% of the outstanding Common Stock. Such ownership is direct.

              The General Partner beneficially owns 8,479,335 shares of the Issuer's Common Stock, or approximately 84.7% of the outstanding Common Stock. Such ownership is indirect.

CUSIP NO. 221 234 305                                         Page 8 of 10 Pages


              York beneficially owns 8,479,335 shares of the Issuer's Common Stock, or approximately 84.7% of the outstanding Common Stock. Such ownership is indirect.

              Mr. Taggart beneficially owns 8,479,335 shares of the Issuer's Common Stock, or approximately 84.7% of the outstanding Common Stock. Such ownership is indirect.

              Mr. Nacht does not beneficially own any shares of the Issuer's Common Stock.



(b) The Limited Partnership has the sole power to vote or direct the vote of the Contributed Shares. As the general partner of the Limited Partnership, the General Partner has the sole power to vote or direct the vote of the Contributed Shares. As the majority owner of the General Partner, York has the sole power to vote or direct the vote of the Contributed Shares. As the indirect owner of the common stock of York, Mr. Taggart has the sole power to vote or direct the vote of the Contributed Shares.

(c) Except for the acquisition of Contributed Shares by the Limited Partnership as set forth in Item 4, none of the persons named in Item 2 has effected any transactions in the Common Stock during the past sixty (60) days.

(d)           None.

(e)           Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              See Items 3 and 4.



Item 7.       Material To Be Filed As Exhibits

              The following exhibits are annexed hereto:

              1.  Joint filing agreement.

              2. Contribution Agreement dated as of December 10, 1998 between the Limited Partnership and Revlon.

CUSIP NO. 221 234 305                                         Page 9 of 10 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 21, 1998

                                       PRESTIGE HOLDINGS I, L.P.
                                       By: Prestige I, L.L.C., its
                                       General Partner

                                       By:               /s/ Gary A. Nacht
                                          --------------------------------------
                                                Name:  Gary A. Nacht
                                                Title:  Authorized Member


                                       PRESTIGE I, L.L.C.

                                       By:               /s/ Gary A. Nacht
                                          --------------------------------------
                                                Name:  Gary A. Nacht
                                                Title:  Authorized Member


                                       YORK MANAGEMENT SERVICES, INC.

                                       By:               /s/ Gary A. Nacht
                                          --------------------------------------
                                                Name:  Gary A. Nacht
                                                Title: Executive Vice President


                                                         /s/ William F. Taggart
                                          --------------------------------------